Sun New Media Inc.
P.O. Box 297
1142 South Diamond Bar Boulevard
Diamond Bar, CA 91765

December 23, 2005

BY EDGAR

William H. Demarest
Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Demarest,

RE: Sun New Media Inc. - Form 8-K Filed November 25, 2005 - Your File No 0-26347

            Thank-you for your letters dated November 30, 2005 which we received December 20, 2005. We have revised our Form 8-K as requested and refilled a redlined copy. A new letter from our former auditors Dale Matheson Carr-Hilton LaBonte has also been filed.

            Please note our correct address which is on our Form 8-K and other filings and our EDGAR profile:

P.O. Box 297
1142 South Diamond Bar Boulevard
Diamond Bar, CA 91765

            Our company's primary address in Asia and where the undersigned is located is:

22/F Sino Favour Centre
1 On Yip Street
Chaiwan
Hong Kong

            If you have any further questions or comments please do not hesitate to contact the undersigned at: 011-852-3102-2313; or by fax at: 011-852-2169-3733.

Yours Truly,

SUN NEW MEDIA INC.

/s/ Clarence Lo

Per:
   Clarence Lo, Chief Financial Officer